Exhibit 21

1.	DiamondCluster International North America, Inc.

2.	DiamondCluster International IC LLC

3.	DiamondCluster International B.V.

4.	DiamondCluster International Ltda

5.	DiamondCluster International SARL

6.	DiamondCluster International Managementberatung GmbH

7.	DiamondCluster International Consultadori para a Economia Digital, Lda

8.	DiamondCluster International S.L.

9.	DiamondCluster International Finance S.L.

10.	Diamond Partners Limited

11.	DiamondCluster International Limited

12.	DiamondCluster International FZ-LLC